UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on September 7, 2021: Euroseas Ltd. Announces Agreement to Acquire a 1,740 teu Container Vessel, built in 2006 and Agreement to Enter into a Three-year Charter for the Vessel.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: September 7, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Announces Agreement to Acquire a 1,740 teu Container Vessel, built in 2006 and Agreement to Enter into a Three-year Charter for the Vessel

Athens, Greece – September 7, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today announced today that it has agreed to acquire M/V Piraeus Trader, a 1,740 teu container feeder vessel built in 2006, for $25.5 million. The vessel, which is expected to be delivered to the Company within October 2021 and be renamed M/V Jonathan P, will be financed by own funds and a bank loan. Contemporaneously with the acquisition, the vessel will enter into a three-year time charter contract for about $26,700 per day net to the Company.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“We are pleased to announce the acquisition of M/V Piraeus Trader, a feeder containership, built in 2006, which is a sister vessel of two other ships in our fleet, expanding our footprint in the container feeder sector. We believe that this acquisition represents a transaction with limited downside risk given the three year charter contract we have entered with a first class charterer. This charter will contribute about $22 million of EBITDA during the period of the contract providing us with a significant return on our investment and reducing, by the end of the charter, the cost basis of the vessel below its current scrap value. Of course, if the market after the end of the charter in three years is anything but terrible, we are bound to have significant further upside.

“At the same time, the current strong demand for securing vessel capacity for the medium and longer term does not seem to be abating. We believe that such favorable market fundamentals may continue as incremental regulatory requirements coming in effect in 2023 will further restrict the effective supply of vessels even though, at some point, the logistical and operational inefficiencies attributable to the pandemic will start easing. Overall, we intend to continue expanding in a risk measured and accretive manner further establishing Euroseas as the main US publicly listed company focusing on feeder and intermediate container vessels. The EBITDA backlog of our currently contracted vessel capacity until the end of 2023 of about $115m representing approximately 50% of our total available days, together with the EBITDA we expect to achieve after chartering our remaining open days within the next few months should form a solid foundation for our share price to move upwards towards its NAV and, potentially, assist us in consolidating other vessels or fleets.”

Fleet Profile:

After the delivery of M/V Piraeus Trader to its fleet, the Euroseas Ltd. fleet profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Oct-21 TC until Oct-22	$17,250 $20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-21 TC until Aug-24	$12,000 $25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND(+)	Intermediate	50,787	4,253	2009	TC until Oct-21	CONTEX(**) 4250 less 10%
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8- 12 months option	$11,750 option $14,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA(+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EVRIDIKI G(+)	Feeder	34,677	2,556	2001	TC until Jan-22	$15,500
EM CORFU(+)	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
DIAMANTIS P(+)(*)	Feeder	30,360	2,008	1998	TC until Sep- 21 then from Oct-21 until Oct-24	$6,500 then $27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
PIRAEUS TRADER (to be renamed JONATHAN P)(*)	Feeder	23,357	1,740	2006	TC until [Aug-24]	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers on the Water	15	562,844	44,021

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(***)

Rate is net of commissions (which are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery of M/V Piraeus Trader, the Company will have a fleet of 15 vessels comprising of 10 Feeder and 5 Intermediate containerships. Euroseas ’ 15 containerships have a cargo capacity of 44,021 teu. Furthermore, after the delivery of two feeder containership newbuildings in the first half of 2023, Euroseas ’ fleet will consist of 17 vessels with a total carrying capacity of 49,621 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SK 02558 0005 8942612

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